Exhibit 99.143

mCloud Closes US$1.515 Million Third Tranche of Convertible Equity Debenture Totaling US$6.183 Million in Aggregate

Financing supports near-term objective of connecting 70,000 assets, the point at which recurring revenues sustain direct operating expenses

VANCOUVER, BC, Jan. 22, 2021 /CNW/ - mCloud Technologies Corp. (TSXV: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of asset management solutions combining IoT, cloud computing, and artificial intelligence ("AI"), today announced it had closed the third tranche of its private placement offering, originally announced on December 7, 2020 (the "Offering") of convertible unsecured subordinated debentures (the "Debentures") at a price of US$100 per Debenture for gross proceeds of US$1.515 million. The Company has raised an aggregate of US$6.183 million pursuant to the Offering. At its discretion, the Company expects to complete one or more additional tranches of the Offering.

In connection with the completion of the third tranche of the Offering, the Company has agreed to compensate American Trust Investment Services, Inc. ("American Trust") for its services introducing certain purchasers in the Offering to the Company. American Trust received: i) an aggregate of US$114,075 as cash compensation; ii) 41,189 broker warrants, each exercisable for a common share of the Company (a "Common Share") at a price of US$1.85 per Common Share.

"We continue to be pleased with the US investor interest in our Offering alongside the support we have received of our partners at American Trust, a mid-western boutique broker-dealer," said Russ McMeekin, mCloud Co-Founder, President, and CEO. "This financing facilitates our near-term plan to connect 70,000 assets, which is the point at which our AssetCare™️ Over Time revenues are expected to sustain our direct operating expenses on an ongoing basis."

About the Debentures

The Debentures will bear interest from each applicable issuance date at 8% per annum, calculated and paid quarterly on the last day of March, June, September and December of each year. Interest will be paid in Common Shares or cash at the election of the Company. The first interest payment will be made on March 31, 2021 and will consist of interest accrued from and including the closing of each tranche of the Offering (each, a "Closing Date") to March 31, 2021. The Debentures will mature on the date that is 36 months following the Closing Date (the "Maturity Date").

The principal amount of the Debentures will be convertible into Common Shares (each, a "Debenture Share") at the option of the holder at any time prior to the close of business on the last business day immediately preceding the Maturity Date. The conversion price per Debenture Share is 110% of the lower of i) the volume weighted average trading price of the Common Shares on the TSX Venture Exchange for the five trading days preceding the Closing Date and ii) the closing price of the Common Shares on the TSX Venture Exchange on the day prior to the Closing Date, subject to adjustment in certain events (the "Conversion Price"). The Conversion Price of the Debentures issued under the third tranche of the Offering is US$1.85 per Debenture Share.

The principal amount of Debentures outstanding will be repayable in Common Shares or cash at the election of the Company on the Maturity Date.

The net proceeds from the Offering will be used for working capital purposes. All securities issued under the Offering will be subject to a statutory four month hold period. The Offering is subject to the final approval of the TSX Venture Exchange.

This news release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in the United States. The securities issued under the Offering have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws, and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.

About mCloud Technologies Corp.

mCloud is creating a more efficient future with the use of AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions in five distinct segments: commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Vancouver, Canada with offices worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 55,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include information related to the Offering, the closing of additional tranches under the Offering, final approval of the TSX Venture Exchange for the Offering, and the point at which the Company's AssetCare Over Time revenues sustain direct operating expenses.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to several risks as discussed under the heading "Risk Factors" on pages 29 to 46 of the Company's filing statement dated October 5, 2017. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/January2021/22/c4941.html

%SEDAR: 00033047E

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 07:00e 22-JAN-21